UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ___)*

GameStop Corp.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

36467W109
(CUSIP Number)

Christopher P. Davis, Esq. Kleinberg, Kaplan, Wolff & Cohen, P.C. 500 Fifth Avenue, New York, New York 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
RC Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,800,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,800,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Ryan Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,800,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,800,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.
This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, par value $0.001 (the “Common Stock” or “Shares”), of GameStop Corp. (the “Issuer”). The Issuer’s principal executive office is located at 625 Westport Parkway, Grapevine, Texas 76051.
Item 2.	Identity and Background.
(a)                This Schedule 13D is being filed by (i) RC Ventures LLC, a Delaware limited liability company (“RC Ventures”) and (ii) Ryan Cohen, a natural person (“Mr. Cohen,” and together with RC Ventures, the “Reporting Persons”).
(b)                The principal business address for each of the Reporting Persons is P.O. Box 25250, PMB 30427, Miami, Florida 33102-5250.
(c)                RC Ventures holds the Shares of Common Stock that are the subject of this Schedule 13D.  The principal business of RC Ventures is to hold investments. Mr. Cohen’s principal occupation is investing and entrepreneurial efforts, including by serving as the Manager of RC Ventures.  As a result of the foregoing relationship, Mr. Cohen may be deemed to beneficially own the Shares held directly by RC Ventures.
(d) – (e)     During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)                RC Ventures is a Delaware limited liability company.  Mr. Cohen is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration.
All of the Shares to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the working capital or personal funds of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities reported herein was approximately $33,967,102.66, excluding commissions.
Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities disclosed herein based on the Reporting Persons’ belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
Except as otherwise disclosed in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer and other parties concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy and the execution of that strategy by management, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations and strategy of the Issuer (including by independently exploring plans or proposals advocated by others, or variations thereon), purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.
(a) – (b)     The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 64,758,910 shares of Common Stock outstanding as of June 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on June 9, 2020.
As of the date hereof, RC Ventures beneficially owned 5,800,000 Shares, constituting approximately 9.0% of the outstanding Common Stock.  By virtue of his relationship with RC Ventures discussed in further detail in Item 2, Mr. Cohen may be deemed to beneficially own the Shares owned directly by RC Ventures.  RC Ventures and Mr. Cohen have shared voting and dispositive power over the Shares directly held by RC Ventures.
(c)            Except as set forth on Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days
(d)            No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Persons have entered into a joint filing agreement, dated as of August 28, 2020, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and among RC Ventures LLC and Ryan Cohen dated as of August 28, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2020

RC VENTURES LLC

By:	/s/ Ryan Cohen
Ryan Cohen, as Manager

/s/ Ryan Cohen
RYAN COHEN

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
RC Ventures LLC
08/27/2020	Common Stock	117,964	5.13
08/27/2020	Common Stock	268,304	5.26
08/27/2020	Common Stock	47,429	5.24
08/28/2020	Common Stock	4,834,607	--*
08/28/2020	Common Stock	100,000	5.439
08/28/2020	Common Stock	131,696	5.44
08/28/2020	Common Stock	200,000	5.396
08/28/2020	Common Stock	100.000	5.3706

Ryan Cohen
08/13/2020	Common Stock	141,258	6.178
08/14/2020	Common Stock	86,525	4.64
08/17/2020	Common Stock	470,157	4.728
08/18/2020	Common Stock	357,182	4.643
08/18/2020	Common Stock	200,000	4.759
08/18/2020	Common Stock	210,978	4.806
08/19/2020	Common Stock	214,946	4.602
08/19/2020	Common Stock	150,000	4.73
08/19/2020	Common Stock	200,000	4.783
08/20/2020	Common Stock	200,000	4.74
08/21/2020	Common Stock	339,227	4.587
08/24/2020	Common Stock	133,745	5.022
08/25/2020	Common Stock	80,542	4.78
08/28/2020	Common Stock	(4,834,607)	--*

* Reflecting an internal transfer to RC Ventures LLC.